Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

Exhibit 4.6

Exhibit B

Services Terms of Co- Chairman

S H L Telemedicine Ltd.
(the “Company”)

Name	Ehud Barak
Position	Active Co-Chairman of the Board of Directors.
Monthly Management Fee	13,800 USD
Special Bonus	In the event that per the Company's request, Mr. Barak will be actively involved in a strategic agreement of the Company outside of Israel, he will be entitled, subject to the closing of said transaction, to a special bonus in an amount equal to twice the monthly management fee (i.e. – 27,600 USD). In no event shall Mr. Barak Special Bonuses exceed in any given calendar year the sum equal to 8 times the monthly management fee in a calendar year.
Full Exit Event Bonus

In the event that during Mr. Barak's engagement by the Company and for additional 6 months thereafter (provided that first contact was made during Mr. Barak's engagement), a Full Exit Event, as defined below, is signed by the Company, Mr. Barak will be entitled to a one-time bonus to be calculated as follows:

If the Full Exit Event reflects a price per share for the Company's shares ("PPS"), of up to 30 CHF (inclusive) – A bonus equal to 1.5% of the gross consideration received by the Company and/or its shareholders and/or its convertible securities holders in the Full Exit Event.

If the Full Exit Event reflects a PPS of above 30 CHF and up to 36 CHF (inclusive) - A bonus equal to 2% of the gross consideration received by the Company and/or its shareholders and/or its convertible securities holders in the Full Exit Event.

If the Full Exit Event reflects a PPS of above 36 CHF - A bonus equal to 2.5% of the gross consideration received by the Company and/or its shareholders and/or its convertible securities holders in the Full Exit Event.

The PPS shall be set at the gross consideration per share actually received by the Company’s shareholders in the Full Exit Event.

In the event that the Full Exit Event will be a sale by the Company of its assets, the PPS shall be calculated as follows: the gross consideration received by the Company plus all exercise price amounts to be paid to the Company for all convertible securities, divided by the aggregate number of shares of the Company, including the shares derived from the convertible securities of the Company.

For purposes of this paragraph, a "Full Exit Event" means: a sale of all the Company's shares or a full merger of the company into another entity in consideration of shares and/or cash in the other entity (instead of the Company's shares), or a sale of all the Company's assets or a sale of all the substantial Company's assets provided that all of the Company's assets outside of Israel are sold .

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

It is clarified that payment of the Full Exit Event Bonus will be made only upon, and subject to, actual receipt of the consideration from the other party to the Full Exit Event transaction. In the event the consideration is paid in installments, then the payment of the bonus will be pro-rata to the relevant being consideration paid.
Reimbursement of Business Expenses

The Company will reimburse Mr. Barak for actual reasonable travel expenses (business class), including reasonable accommodation expenses and business meals, incurred by him on any business travel requested by the Company. Reimbursement of expenses shall be in accordance with the Company's travel policy and against submission of invoices.

VAT; Tax Withholding	VAT will be added to all the amounts to which Mr. Barak will be entitled, against a tax invoice. In addition, any payment to Mr. Barak will be subject to tax withholding as required by applicable law (if any) unless a valid tax exemption certificate is presented to the Company.
Termination Advanced Notice Period (for both parties)	3 months
D&O Insurance and Indemnification	Mr. Barak will be entitled to be covered under the D&O insurance of the Company and to receive an indemnification letter as provided by the Company to its directors from time to time.